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                      SUPPLEMENT DATED DECEMBER 4, 1995

                                      TO

                      PROSPECTUS DATED NOVEMBER 13, 1995


                         AMERICA WEST AIRLINES, INC.


     On December 2, 1995, America West Airlines, Inc. (the "Company") announced that its Board of Directors approved a proposal, effective immediately, to outsource its heavy aircraft maintenance to Tramco, a division of The B.F.Goodrich Company. Based on current costs associated with the Company's maintenance operations, the Company estimates that the outsourcing arrangement will save the Company approximately $35 million over the five-year term of the arrangement. This decision is expected to reduce by one-half the Company's base maintenance workforce of approximately 1,000 employees. Approximately 470 maintenance employees will be retained to perform and supervise line maintenance for the Company. Costs associated with the outsourcing of heavy aircraft maintenance will result in a nonrecurring charge against fourth quarter 1995 operating income and earnings of approximately $10.5 million.